Exhibit 99.1

Corporación América Airports Announces Issuance of Administrative Decision Approving the Rebalancing of the Concession Agreement in Argentina

Luxembourg, September 28, 2026 — Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”), one of the world’s leading private airport operators, announced today that, in order to address the increased capital investments requirements derived from the material recent passenger traffic growth, the Government of Argentina has issued Administrative Decision in accordance with the prerogatives granted by Law 27,742 and Decree 713/2024 approving various changes to the terms of the concession agreement (the “Contract”) granted to Aeropuertos Argentina S.A. (“AARG”), with the objective to allow the deployment of a capital investment program in Argentina’s airport system.

Key changes are the following:

1.	Capital investment program. Pursuant to the terms of the amendment, the total capital investments program, during the term of the concession, is expected to be approximately $7.3 billion (including VAT) and primarily funded by certain trusts (see 2 below), of which approximately $1.5 billion shall be deployed during the 2027–2031 period throughout the airports of the AARG concession. The total amount of direct capital investments not funded by the trusts is $600 million.

Furthermore, AARG may not be required to undertake investments in excess of the amounts agreed by the parties unless the necessary mechanisms and contractual adjustments are established to maintain the economic and financial equilibrium of the concession.

2.	Concession fee. The concession fee payable by AARG under the Contract remains at 15% of gross revenues and shall be allocated among different trusts established to finance infrastructure projects within the National Airport System.

3.	Term. The term of the Contract has been extended by 11 years to restore the economic and financial equilibrium of the concession, and by an additional 7 years as compensation for the $600 million in direct investments committed by AARG. Accordingly, the concession will expire in February 2056.

4.	Internal Rate of Return (IRR). The parties have agreed on an economic and financial plan with a resulting IRR of 14.30%.

5.	Tariffs. All passenger tariffs are to be denominated in U.S. dollars.

a.	The International Passenger Use Fee will remain unchanged.

b.	The Domestic Passenger Use Fee[1] will increase to $9.00 by January 1, 2027.

c.	The Regional Passenger Use Fee ($25.16), which currently is applicable to regional flights of up to 300 km, will, by January 1, 2027, be applicable to flights of up to 1,000 km.

6.	Triennial reviews. The projections shall be updated and reviewed every 3 years with a view to determine if further changes to the concession agreement are necessary to maintain the economic and financial equilibrium of the Contract.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2025, Corporación América Airports served 86.7 million passengers, 9.8% above the 79.0 million passengers served in 2024. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com

Phone: +5411 4899-6716

1 Domestic Passenger Use Fee is currently ARS 5,685 for airports Category I; ARS 3,963 for Category II; and ARS 3,472 for Categories III and IV.